

February 28, 2014

<u>Via E-mail</u>
Peter R. Chase
Chairman and Chief Executive Officer
Chase Corporation
26 Summer Street
Bridgewater, MA 02324

  **Re: Chase Corporation**
     **Form 10-K for the Year Ended August 31, 2013**
     **Filed November 14, 2013, and**
     **Form 10-Q for the Quarterly Period Ended November 30, 2013**
     **Filed January 9, 2014**
     **File No. 001-09852**

  Dear Mr. Chase:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert S. Littlepage, for

        Larry Spirgel
        Assistant Director